Exhibit (a)(5)(F)

January 6, 2014

Dear [NAME],

As you may have seen, this morning Men’s Wearhouse issued a press release announcing that we have commenced a tender offer to acquire all of the outstanding shares of Jos. A. Bank for $57.50 per share.  We also announced that we will nominate two independent director candidates for election to Jos. A. Bank’s Board of Directors at its 2014 Annual Meeting.  While it is our strong preference to work collaboratively with Jos. A. Bank to realize the benefits of combining our two companies, we are taking our offer directly to Jos. A. Bank shareholders because we are committed to capitalizing on this value creating opportunity.

We strongly believe in the benefits of this transaction for our shareholders, employees and customers.  Together, we would create a premier men’s apparel retailer that can better serve more customers in more locations.  Combined we would have more than 1,700 total stores and sales of more than $3.5 billion.  Notably, the Men’s Wearhouse brand and the Jos. A. Bank brand would be kept separate.

It is business as usual for us and we are focused on serving our customers.  Our relationship with you is very important to us. I want to assure you that this news does not, in any way, impact our day-to-day operations or our commitment to serving you.  You are an important part of our success, and we look forward to continuing and building our partnership.

As always, if you have additional questions, please feel free to contact [your normal Men’s Wearhouse representative / INSERT].

On behalf of everyone at Men’s Wearhouse, thank you for your partnership and ongoing support.

Sincerely,

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